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                                                                  EXHIBIT (A)(8)

                              THIRD SUPPLEMENT TO

                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                          CLASSIC VACATION GROUP, INC.

                                       BY

                          CVG ACQUISITION CORPORATION

                          A WHOLLY-OWNED SUBSIDIARY OF

                               CVG INVESTMENT LLC

                           WHICH IS MAJORITY-OWNED BY

                          THREE CITIES FUND III, L.P.
                                      FOR

                              $0.15 NET PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
             MONDAY, JANUARY 7, 2002, UNLESS THE OFFER IS EXTENDED.

TO THE HOLDERS OF SHARES OF COMMON STOCK OF CLASSIC VACATION GROUP, INC.:

         THE OFFER HAS BEEN EXTENDED TO 5:00 P.M., NEW YORK CITY TIME,
                          ON MONDAY, JANUARY 7, 2002.

     This Third Supplement to the Offer to Purchase dated November 13, 2001, as previously supplemented and amended (the "Offer to Purchase"), of CVG Acquisition Corporation (the "Purchaser") relating to its offer (the "Offer") to purchase shares of Common Stock ("Shares") of Classic Vacation Group, Inc. (the "Company") is being sent to shareholders of the Company to provide information in addition to that contained in the Offer to Purchase as previously supplemented, and to clarify some information contained in the Offer to Purchase. The time when the Offer will expire has been extended to 5:00 p.m., New York City time on January 7, 2002, in order to give shareholders an opportunity to review the information in this Third Supplement.

1.  EFFECT OF CHANGE OF BOARD RECOMMENDATION.

     On December 5, 2001, a Special Committee of the Company's Board of Directors, on behalf of the Board, revised the Board's prior recommendation regarding the Offer and recommended that shareholders not tender their shares. The Offer to Purchase states that the Purchaser will not be required to accept for payment or, subject to any applicable SEC rules, pay for the Shares that are tendered in response to the Offer if the Board of Directors of the Company recommends, or votes to recommend, that shareholders of the Company not tender their Common Stock in response to the Offer. The Purchaser will not be able to waive that condition unless the limited partners in Three Cities Fund III, L.P. ("Three Cities") approve Three Cities' participating in a purchase of the tendered shares, even though the Special Committee has recommended that shareholders not tender their shares.

     A Supplement to the Company's Response to the Offer to Purchase stated that the Company believes, based on advice of legal counsel, that the transactions included in a Capital Contribution Agreement among
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CVG Investment LLC ("CVGI"), Three Cities, GV Investment LLC ("GVI"), Frederic
V. Malek ("Malek") and Thayer Equity Investors III, L.P. ("Thayer"), and in particular the purchase outside of the Offer of Thayer's shares, are prohibited by the tender offer rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), referring specifically to Rule 14e-5 and Rule 14d-10. The Response stated that accordingly, the Special Committee, on behalf of the Board of Directors, now recommends that stockholders not tender their shares in response to the Offer.

     The Purchaser and its affiliates, including Three Cities, have been advised by their counsel that neither the Offer nor the transactions contemplated by the Capital Contribution Agreement violate Rule 14e-5, Rule 14d-10 or any other provisions of the Exchange Act or rules promulgated under it. Because of that, Three Cities is asking its limited partners to consent to its providing the funds with which the Purchaser will pay for the shares which are tendered in response to the Offer even though the Special Committee, on behalf of the Board, has recommended that shareholders not tender their shares. If that approval is obtained, and if nothing occurs which leads counsel to the Purchaser to change its advice, the Purchaser will waive the condition to its obligation to accept the tendered shares even though the Board of Directors has recommended that shareholders not tender their shares. Alternatively, the Purchaser will view that condition as being satisfied if the Company's Board of Directors withdraws its recommendation that shareholders not tender their shares. The Purchaser will issue a press release not later than 9:00 a.m., New York City time, on the day on which the Offer is scheduled to expire stating whether the Purchaser will waive the condition regarding the Board's recommendation (or whether that condition has been satisfied).

2.  INFORMATION ABOUT CVGI

     The Offer to Purchase described the fact that Three Cities, GVI, Thayer and, under some circumstances Frederic Malek, had agreed to contribute cash to CVGI, and some of them had also agreed to contribute Shares to CVGI. The Offer to Purchase further said that when all the contributions were made, it was expected that Three Cities and GVI would own 80% of CVGI and Thayer and Malek would own 20% of CVGI. Mr. Malek will not be making contributions to, or acquiring ownership interests in, CVGI. Instead, Thayer or Three Cities will make the contributions and acquire the interests in CVGI which Mr. Malek would have made and received. If Three Cities makes the contributions, Three Cities and GVI will own 84.3%, and Thayer will own 15.7%, of CVGI.

     Thayer's 9,599,749 Shares will be contributed to CVGI, in part directly by Thayer, and for the tax reason discussed below, in part through Three Cities and GVI. In exchange for its Shares, Thayer will receive ownership interests in CVGI (which are in the form of Units) and Pass-Through Notes of GVI, which are payable solely out of a portion of any amounts the Company pays with regard to its 9% Convertible Subordinated Notes, all of which are held by GVI. For purposes of capitalizing CVGI, Units were valued at $1.00 each, which is the value at which Units are being issued in exchange for up to $25 million in cash contributions from Three Cities and Thayer. Because of the Company's financial problems, Three Cities, GVI and Thayer valued the Company's 9% Notes at approximately 23% of their principal amount. Because the GVI Pass-Through Notes will be payable solely out of a portion of any payments with regard to the Company's 9% Notes, Three Cities, GVI and Thayer gave the GVI Pass-Through Notes the same value as the Company's 9% Notes.

     As is discussed below, at one time it had been contemplated that Thayer would contribute all its 9,599,749 Shares to CVGI in exchange for 1,439,962 Units (equal, at $1 per Unit, to $0.15 per Share) and that GVI would contribute approximately $24.75 million principal amount of the Company's 9% Notes to CVGI in exchange for approximately 5,700,000 Units. However, in order to avoid what might have been significant taxable income to the Company, it was decided that instead of GVI's contributing approximately $24.75 million principal amount of the Company's 9% Notes to CVGI for Units with a value of slightly more than 23% of that principal amount, GVI would transfer to Thayer approximately $4.95 million principal amount of 9% Notes (eventually changed to that principal amount of GVI Pass-Through Notes). Also, for the tax reason described below, it was decided that instead of Thayer's transferring 9,599,749 shares to CVGI for Units valued at $0.15 per Share, Thayer would transfer 3,500,000 Shares to CVGI for Units valued at $0.15 per Share, and Thayer would transfer the remaining 6,099,749 Shares, plus 225,419 Units, to Three Cities in
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exchange for $4,950,353 principal amount of GVI Pass-Through Notes, which they valued at $1,140,381 (slightly more than 23% of their principal amount). Of those GVI Pass-Through Notes, $225,419 in value were allocated to the 225,419 Units and the remaining $914,962 in value were allocated to the 6,099,749 Shares, which is equal to $0.15 per share.

     Three Cities, through GVI, will be contributing the 6,099,749 Shares to CVGI in exchange for 914,962 Units.

3.  INFORMATION ABOUT GV INVESTMENT LLC.

     GVI will be acquiring approximately 4.5% of the ownership of CVGI because GVI will be issuing notes to Thayer in exchange for Shares of the Company and ownership interests in CVGI, and then GVI will be contributing those Shares, and the Shares GVI already owns, to CVGI in exchange for additional ownership interests in CVGI. Because of this, GVI will be participating indirectly in the Offer.

     GVI is a Delaware limited liability company which was formed by Three Cities in order to purchase $27,500,000 principal amount of 9% Convertible Subordinated Notes from the Company in June 2000. GVI is 94.8% owned by Three Cities and 5.2% owned by two related funds. The principal executive offices of GVI are located at the offices of Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Currently, GVI owns $30.8 million principal amount of the Company's 9% Convertible Subordinated Notes and 386,300 Shares.

     The directors and executive officers of GVI are J. William Uhrig, Jeanette Welsh and Christopher Baltes. They are the President, the Secretary and the Vice President, respectively, of GVI and all of them are directors of GVI. Biographical information about Mr. Uhrig and Ms. Welsh is contained in Schedule 1 to the Offer to Purchase. Mr. Baltes' current business address is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, NY 10022. He has been employed by Three Cities Research since 1998. Before that, he was an analyst with Deloitte & Touche. He is a citizen of the United States. The statements in
Section 14 of the Offer to Purchase regarding the persons listed on Schedule I to the Offer to Purchase also apply to Mr. Baltes.

4.  BELIEFS AS TO THE GOING-PRIVATE TRANSACTION

     The Offer to Purchase describes the beliefs of the Purchaser, CVGI, Three Cities and Thayer that the consideration being offered in the Offer to the Company's shareholders who are not affiliated with them is fair to those shareholders, and describes the bases for these beliefs. GVI also believes that the consideration being offered in the Offer to the Company's shareholders who are not affiliated with the Purchaser, CVGI, Three Cities, Thayer or GVI is fair to those shareholders for the reasons described in Section 5 of the Offer to Purchase.

     The Purchaser, CVGI, Three Cities, Thayer and GVI do not believe that the historical market prices of the Shares, or the price any of them paid for shares or 9% Convertible Subordinated Notes, are material to an evaluation of the fairness of the consideration being offered in the Offer, because of the significant problems the Company and its business have encountered during recent months, which are described in the Offer to Purchase. Because of the problems the Company has been encountering, they also do not believe that firm offers which the Company may have received from unaffiliated persons before September 2001 are material to that evaluation.

     The Purchaser has been informed of two proposals received by the Company since the Offer to Purchase was distributed relating to possible acquisitions of the Company. The Purchaser understands that one of the two proposals has since been withdrawn. The remaining proposal would pay shareholders substantially more than the $0.15 per share being offered in the Offer, but only if Three Cities and GVI would agree to having the 9% Convertible Subordinated Notes redeemed for shares of the acquirer with a market value substantially less than the principal amount of those Notes (indeed, at a discount which exceeds the total amount proposed to be paid to shareholders). Three Cities and GVI have said they believe the 9% Convertible Subordinated Notes should be paid in full before money is paid to shareholders, and that they would not be willing to accept a
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discount with regard to the 9% Convertible Subordinated Notes as part of a transaction in which payments are made to shareholders. They believe (as do the Purchaser and CVGI) that the fact that the purchase proposal contemplates a discount with regard to the 9% Convertible Subordinated Notes which exceeds the total amount proposed to be paid to shareholders supports their view that there currently is little or no equity value in the Company. Therefore, the proposals received after the Offer to Purchase was distributed do not change the beliefs of the Purchaser, CVGI, Three Cities, Thayer and GVI that the consideration being offered in the Offer to the Company's shareholders who are not affiliated with them is fair to those shareholders.

5.  REPORTS, OPINIONS AND APPRAISALS

     The Offer to Purchase states that none of the Purchaser, CVGI, Three Cities or Thayer has received a report, opinion or appraisal from an outside party relating to the Offer. GVI also has not received a report, opinion or appraisal from an outside party relating to the Offer, including, but not limited to, any report, opinion or appraisal relating to the consideration or the fairness of the consideration being offered to holders of Shares or the fairness of the transaction to the Company, or to holders of Shares or other securities of the Company who are not affiliates of the Company.

6.  TAX CONSEQUENCES OF TRANSFER OF THAYER SHARES

     Originally, it had been expected that before the tender offer was commenced, Thayer would contribute its Shares of the Company to CVGI. However, the Company has net operating loss carryforwards for tax purposes in excess of $20 million. Most of the tax benefit of the net operating loss carryforwards would be lost if there were a transfer of 50% or more of the Company's stock. The transfer from Thayer to CVGI will be a transfer of more than 50% of the Company's stock, and therefore will eliminate most of the Company's ability to benefit from its net operating loss carryforwards. In order to avoid the Company's losing the tax benefits before it was certain the tender offer would be completed and CVGI's financing of the Company would not be rescinded (possibly because an alternate financing was arranged), Three Cities and Thayer agreed that Thayer's shares would not be contributed to CVGI until after the tender offer expired. That change also would avoid the need to rescind the share contributions if the Offer were withdrawn to accommodate a transaction which is more favorable to the Company. If Thayer contributes its Shares to CVGI (whether or not the Purchaser has accepted the Shares which are tendered in response to the Offer), the Company will lose most of the tax benefits of its net operating loss carryforwards.

     At one time it had been contemplated that Thayer would contribute its entire 9,599,749 Shares to CVGI in exchange for ownership interests in CVGI. However, that might have constituted a tax-free transaction, in which case Thayer would not have recognized a loss for tax purposes, even though it believes the value of the ownership interests in CVGI it would receive is much less than Thayer's basis in the Shares. In order to enable Thayer to recognize a loss for tax purposes, instead of transferring 9,599,749 Shares to CVGI in exchange for ownership interests in CVGI, Thayer will be transferring 3,500,000 Shares to CVGI in exchange for ownership interests in it, and Thayer will be transferring 6,099,749 Shares and some ownership interests in CVGI to Three Cities in exchange for notes of GVI. Three Cities will, through GVI, be contributing the 6,099,749 Shares to CVGI in exchange for ownership interests in CVGI.

                                          CVG ACQUISITION CORPORATION

December 27, 2001